EXHIBIT 99.1

Ero Copper Announces Voting Results of Annual General and Special Meeting of Shareholders

VANCOUVER, British Columbia, June 29, 2026 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) reported the voting results from its Annual General and Special Meeting of Shareholders held today in Vancouver, British Columbia. A total of 86,534,152 common shares were represented at the meeting, being 82.98% of the issued and outstanding common shares of the Company as at the May 4, 2026 record date. Shareholders voted in favour of all items of business before the meeting, including the re-election of management’s nominees as directors for the ensuing year and the advisory vote on executive compensation. Detailed results of the votes are presented below.

Each item of business voted upon at the meeting is described in detail in the Company's Management Information Circular dated May 8, 2026 (the “Circular”), which is available on the Company's website (www.ero.com), on SEDAR+ (www.sedarplus.ca/home/) and on EDGAR (www.sec.gov).

ELECTION OF DIRECTORS

Shareholders re-elected ten directors as follows:

	Number of Common Shares Voted		Percentage of Votes Cast
Director Nominee	For	Withheld	For	Withheld
David Strang	74,367,868	917,666	98.78%	1.22%
Makko DeFilippo	75,049,140	236,394	99.69%	0.31%
Jill Angevine	73,941,527	1,344,007	98.21%	1.79%
Lyle Braaten	73,783,377	1,502,157	98.00%	2.00%
Steven Busby	73,781,073	1,504,461	98.00%	2.00%
Dr. Sally Eyre	74,158,626	1,126,908	98.50%	1.50%
Robert Getz	73,466,792	1,818,742	97.58%	2.42%
Chantal Gosselin	72,932,160	2,353,373	96.87%	3.13%
Faheem Tejani	74,371,545	913,988	98.79%	1.21%
John Wright	74,495,541	789,992	98.95%	1.05%

APPOINTMENT OF AUDITOR

Shareholders re-appointed KPMG LLP, Chartered Professional Accountants, as the auditor of the Company and authorized the directors of the Company to fix the remuneration to be paid to the auditor with 97.47% of votes cast in favour.

CERTAIN MATTERS RELATING TO THE STOCK OPTION PLAN

Shareholders authorized and approved the Amended and Restated Company’s Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder with 95.64% of votes cast in favour.

CERTAIN MATTERS RELATING TO THE SHARE UNIT PLAN

Shareholders authorized and approved the Amended and Restated Company’s Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder with 80.33% of votes cast in favour.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholders approved the non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular with 98.64% of votes cast in favour.

ABOUT ERO

Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets. Headquartered in Vancouver, B.C., the Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.

Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

FOR MORE INFORMATION, PLEASE CONTACT

Farooq Hamed, VP, Investor Relations
info@ero.com